Exhibit 99.1
For analyst and media enquiries please
call Sean O’ Sullivan on: +61 2 8274 5239

18 August 2009
1st quarter net operating profit US$41.6m
(Excluding asbestos, ASIC expenses and tax adjustments)
James Hardie today announced a US$41.6 million net operating profit, excluding asbestos, ASIC expenses and tax adjustments, for the quarter ended 30 June 2009, an increase of 4% compared to the same period last year.
For the first quarter, net operating loss including asbestos, ASIC expenses and tax adjustments was US$77.9 million, compared to a profit of US$1.4 million for the same quarter last year. Included in the current period result are unfavourable asbestos adjustments of US$119.8 million, solely attributable to the movement in the A$/US$ exchange rate, from 0.6872 at 31 March 2009 to 0.8126 at 30 June 2009.
Top line results continue to reflect weakness in housing construction activity in the US and general economic conditions, where sales declined compared to sales in the corresponding quarter of the previous year.
According to the US National Association of Home Builders (NAHB), seasonally-adjusted US housing starts in June 2009 were at an annualised rate of 582,000, 46% below the June 2008 rate and down 74% from the January 2006 peak of 2.265 million annualised starts.
Operating Performance
Total sales for the first quarter decreased 22% to US$284.5 million, gross profit was down 11% to US$110.4 million and EBIT excluding asbestos and ASIC expenses was 3% lower at US$63.8 million, compared to the same period last year. EBIT including asbestos and ASIC expenses for the first quarter moved from EBIT of US$22.9 million in fiscal year 2009 to EBIT loss of US$57.1 million, in the current year.
Despite a decrease of 21% in net sales in the USA and Europe Fibre Cement business for the quarter compared to the corresponding quarter of the prior fiscal year, EBIT was 5% higher at US$68.8 million for the current quarter, as a result of lower average unit manufacturing costs, lower freight costs, decreased SG&A spending, improved plant performance and an increase in average net sales price.
In this Media Release, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 6. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “EBITDA” and “General corporate costs excluding domicile change related costs”). Unless otherwise stated, results and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.
Media Release: James Hardie — 1st Quarter FY10

For the first quarter, Asia Pacific Fibre Cement net sales were down 26% and EBIT decreased 31% to US$10.9 million. The decreases were primarily due to unfavourable foreign exchange rate movements of the Asia Pacific Fibre Cement business’ currencies compared to the US dollar and lower gross margin performance partially offset by lower SG&A expenses.
Loss per share for the quarter was US18.0 cents compared to diluted earnings per share of US0.3 cents in the same period last year.
Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments increased from US9.3 cents in the first quarter of fiscal year 2009 to US9.6 cents for this quarter.
1st Quarter at a Glance

	Q1	Q1%
US$ Millions	FY 2010	FY 2009	Change

Net sales	$284.5	$365.0	(22)

Gross profit	110.4	124.0	(11)

EBIT excluding asbestos and ASIC expenses	63.8	65.5	(3)

AICF SG&A expenses	(0.5)	(0.6)	17

Asbestos adjustments	(119.8)	(40.5)	—

ASIC expenses	(0.6)	(1.5)	60

EBIT	(57.1)	22.9	—

Net interest expense	(0.7)	(1.1)	36

Other income	4.8	—	—

Income tax expense	(24.9)	(20.4)	(22)

Net operating (loss) profit	(77.9)	1.4	—

Diluted (loss) earnings per share (US cents)	(18.0)	0.3	—

Net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 4% for the quarter to US$41.6 million, as shown in the following table:

	Q1	Q1%
US$ Millions	FY 2010	FY 2009	Change

Net operating (loss) profit	$(77.9)	$1.4	—

Excluding:

Asbestos:
Asbestos adjustments	119.8	40.5	—
AICF SG&A expenses	0.5	0.6	(17)
AICF interest income	(0.7)	(0.9)	22
Gain on AICF investments	(0.4)	—	—

ASIC expenses	0.6	1.5	(60)

Tax adjustments	(0.3)	(3.1)	(90)

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$41.6	$40.0	4

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	9.6	9.3	3

Media Release: James Hardie — 1st Quarter FY10

CEO Commentary
“While the US residential construction market appears to be ‘nearing the bottom’ it remains too early to ascertain the timing, rate or extent of any potential recovery,” said James Hardie CEO, Louis Gries.
“Earnings this quarter benefited from lower costs, particularly for pulp, energy and freight.
“Our priority remains to ensure that the company is positioned to drive its long-term strategy, sustain earnings in a low demand environment, and retain the operational flexibility to increase utilisation of capacity when a recovery eventuates,” Mr Gries added.
“Within this environment, the recent launch of our 7th generation climate-specific range of HardieZoneTM fibre cement products and the increased penetration of the ColorPlus® range of products demonstrates the company’s continued focus on product leadership and innovation.”
USA and Europe Fibre Cement
First quarter net sales were down 21% compared to the same quarter last year, to US$223.2 million. Sales volume decreased 24% to 357.1 million square feet, and the average net sales price increased 4% from US$601 to US$625 per thousand square feet.
Sales volume in the USA and Europe Fibre Cement business decreased 24% in the quarter compared to the same period last year, reflecting a 27% decline in exterior products and a 9% decline in interior products. Product demand was lower across all regions. This was primarily a result of the ongoing weakness in the US housing market, where both new construction and the repair and remodel segments of the market have continued to deteriorate.
EBIT for the quarter was 5% higher at US$68.8 million despite a 24% decrease in volume, primarily due to lower average unit manufacturing costs, lower freight costs, decreased SG&A spending, improved plant performance and an increase in the average net sales price. The EBIT margin was 30.8% for the quarter compared to 23.3% for the corresponding period last year.
Asia Pacific Fibre Cement
Net sales decreased 26% to US$61.3 million for the quarter. In Australian dollars, net sales decreased 8% due to a 13% decrease in sales volume, partially offset by a 5% increase in the average Australian dollar net sales price.
The Australian Bureau of Statistics (ABS) data shows residential housing approvals down 18.4% in the three months to June 2009 compared to the previous corresponding period, with detached houses down 7% and medium density down 39%. The Queensland market, which is the strongest regional market for James Hardie products, experienced the greatest decline at 37%.
In New Zealand, housing consents remain at 25-year lows. Within this context the New Zealand business performance was solid with category share continuing to increase. A positive driver for the business is differentiated products which now account for 47% of total sales volume.
Media Release: James Hardie — 1st Quarter FY10

Asia Pacific Fibre Cement EBIT was 31% lower for the quarter at US$10.9 million, mainly driven by unfavourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar. In Australian dollars, Asia Pacific Fibre Cement EBIT decreased 13% for the quarter due to lower gross margin performance, partially offset by lower SG&A expenses.
Cash Flow
Net operating cash flow for the quarter ended 30 June 2009 decreased from US$94.8 million in the same quarter of the prior year to US$82.4 million. Capital expenditures for the purchase of property, plant and equipment for the quarter ended 30 June 2009 increased to US$9.7 million, from US$3.8 million in the same quarter of the prior year.
The strength of free cash flow in the quarter enabled the company to reduce net debt by US$53.3 million to US$228.3 million, compared to net debt at 31 March 2009.
Outlook
The US residential construction market is displaying initial signs that it is “nearing the bottom” of the cycle. House sales have improved, albeit off a very low base, largely due to the implementation of first-time home buyer tax credits and improvements in affordability. Looking forward, however, the US housing market is facing continuing challenges including:
▪	the expiry of the first-time home buyer tax credit in November;

▪	a recent upturn in interest rates;

▪	a continuing lack of credit for home buyers and for medium density housing developments;

▪	tighter home loan lending standards;

▪	a deteriorating employment market and

▪	an excess supply of existing housing stock.
These factors when combined will likely draw out any potential recovery phase of the cycle.
The US residential repair and remodel market has proved to be relatively resilient throughout the downturn and, with some incremental improvement in consumer sentiment, is likely to continue to outperform new construction. However, the latest industry projections are still estimating declines on a year–on-year basis in the range of 7% to 9%. The repair and remodel sector currently represents more than 50% of our US business.
In Australia, market forecasts are for a 14% drop in addressable housing starts in 2009-2010. Queensland, the strongest market for James Hardie products, and Western Australia, are expected to show the greatest rates of decline. The government stimulus package, the new home owners’ grant, and improved affordability are helping to mitigate the severity of the downturn, although the greatest effect of these initiatives is not expected to drive improved demand for our products until the second half of our financial year.
New residential construction in New Zealand is anticipated to remain at the current historic low levels of approximately 1,000 new housing approvals per month. The New Zealand business is seeking to partially offset the market decline through an expansion of its product range and by improving its share of the exterior cladding market.
Media Release: James Hardie — 1st Quarter FY10

The company notes the range of analysts’ forecasts for operating profit excluding asbestos, for the year ending 30 March 2010 is between US$39 million and US$67 million. Management anticipates full year earnings excluding Asbestos, ASIC expenses and costs of redomicile to be around the top of the current range of analysts’ forecasts. Management cautions that conditions remain uncertain and notes that the costs of some inputs, particularly pulp and energy, have recently increased.
Changes in the company’s asbestos liability (to reflect changes in foreign exchange rates), ASIC proceedings, income tax related issues and other matters referred to in the disclaimer at the end of this document may have a material impact on the company’s condensed consolidated financial statements. Readers are referred to Notes 6, 8 and 9 of the company’s 30 June 2009 Condensed Consolidated Financial Statements for more information about the company’s asbestos liability, ASIC proceedings and income tax related issues.
Readers are referred to the company’s 30 June 2009 Condensed Consolidated Financial Statements and the company’s 30 June 2009 Management’s Analysis of Results for additional information regarding the company’s results, including information regarding income taxes, asbestos and contingent liabilities.
END
Media/Analyst Enquiries:
Sean O’ Sullivan
Vice President Investor and Media Relations

Telephone:	+61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	+61 2 8274 5218
This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, the Management Presentation and the Condensed Consolidated Financial Statements.
These documents, along with a webcast of the management presentation on 18 August 2009, are available from the Investor Relations area of James Hardie’s website at: www.jameshardie.com
The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.
The company lodged its annual filing for the year ended 31 March 2009 with the SEC on 25 June 2009.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge.  Requests can be made via the company website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.
Media Release: James Hardie — 1st Quarter FY10

Definitions
Financial Measures – US GAAP equivalents
EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit – is equivalent to the US GAAP measure of income.
Net operating profit – is equivalent to the US GAAP measure of net income.
Sales Volume
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover – EBIT divided by net interest expense.
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback – Net debt (cash) divided by cash flow from operations.
Net debt (cash) – short-term and long-term debt less cash and cash equivalents.
Media Release: James Hardie — 1st Quarter FY10

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos and ASIC expenses – EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q1	Q1
US$ Millions	FY 2010	FY 2009

EBIT	$(57.1)	$22.9

Asbestos:
Asbestos adjustments	119.8	40.5
AICF SG&A expenses	0.5	0.6
ASIC expenses	0.6	1.5

EBIT excluding asbestos and ASIC expenses	63.8	65.5

Net Sales	$284.5	$365.0

EBIT margin excluding asbestos and ASIC expenses	22.4%	17.9%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments – Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Millions	FY 2010	FY 2009

Net operating (loss) profit	$(77.9)	$1.4

Asbestos:
Asbestos adjustments	119.8	40.5
AICF SG&A expenses	0.5	0.6
AICF interest income	(0.7)	(0.9)
Gain on AICF investments	(0.4)	—
ASIC expenses	0.6	1.5
Tax adjustments	(0.3)	(3.1)

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$41.6	$40.0

Media Release: James Hardie — 1st Quarter FY10

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments – Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Millions	FY 2010	FY 2009

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$41.6	$40.0
Weighted average common shares outstanding — Diluted (millions)	435.4	432.2

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	9.6	9.3

Effective tax rate excluding asbestos and tax adjustments – Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Millions	FY 2010	FY 2009

Operating (loss) profit before income taxes	$(53.0)	$21.8

Asbestos:
Asbestos adjustments	119.8	40.5
AICF SG&A expenses	0.5	0.6
AICF interest income	(0.7)	(0.9)
Gain on AICF investments	(0.4)	—

Operating profit before income taxes excluding asbestos	$66.2	$62.0

Income tax expense	(24.9)	(20.4)
Tax adjustments	(0.3)	(3.1)

Income tax expense excluding tax adjustments	(25.2)	(23.5)

Effective tax rate excluding asbestos and tax adjustments	38.1%	37.9%

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q1	Q1
US$ Millions	FY 2010	FY 2009

EBIT	$(57.1)	$22.9
Depreciation and amortisation	15.0	14.0

EBITDA	$(42.1)	$36.9

Media Release: James Hardie — 1st Quarter FY10

General corporate costs excluding domicile change related costs – General corporate costs excluding domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q1	Q1
US$ Millions	FY 2010	FY 2009

General corporate costs	$12.5	$12.4

Excluding:
Domicile change related costs	4.5	0.2

General corporate costs excluding domicile change Related costs	$8.0	$12.2

Media Release: James Hardie — 1st Quarter FY10

Disclaimer
This Media Release contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about our future performance;
•	projections of our results of operations or financial condition;
•	statements regarding our plans, objectives or goals, including those relating to our strategies, initiatives, competition, acquisitions, dispositions and/or our products;
•	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;
•	expectations that our credit facilities will be extended or renewed;
•	expectations concerning dividend payments;
•	statements concerning our corporate and tax domiciles and potential changes to them;
•	statements regarding tax liabilities and related audits and proceedings;
•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the ASIC;
•	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•	expectations concerning indemnification obligations; and
•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 25 June 2009, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; our proposal to transform to a Dutch “SE” company and transfer our corporate domicile from The Netherlands to Ireland to become an Irish “SE” company; compliance with and changes in laws and regulations; currency exchange risks; the concentration of our customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in our key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in our reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate). We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions.
Media Release: James Hardie — 1st Quarter FY10